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MAY 30 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 State Route 18 - Suite 3000
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Buckner 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carbonell + Co. LLP
URB, San Francisco (Name – *if individual, state last, first, middle name*)

Tulipan Street 1654 (Address) San Juan (City) PR (State) 00927 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ronald Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC. DBA CHOICETRADE, as of MAY 29, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public 5/29/2019

SWARNA RACHABATTUNI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2019	2018
ASSETS		
Current Assets:		
Cash	$65,980	$19,494
Clearing Firm Accounts	71,931	101,823
Other Receivables	16,108	7,626
Prepaid Expenses (Note 3)	12,372	12,294
Other Current Assets (Note 9)	13,024	41,724
Total Current Assets	179,415	182,961
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2019 and 2018 (Note 1,4)	-	-
Total Property and Equipment	-	-
Other Assets:		
Security Deposits (Note 5)	5,745	5,745
Total Other Assets	5,745	5,745
TOTAL ASSETS	185,160	188,706
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 9)	37,236	43,737
Accrued Expenses	12,345	16,026
Income Tax Payable	904	-
Total Current Liabilities	50,485	59,763
Stockholders' Equity:		
Common Stock (Note 7,9,11)	1,000	1,000
Preferred Stock (Note 11)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated deficit	(12,779)	(18,511)
Total Stockholders' Equity	134,675	128,943
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$185,160	$188,706

The Notes to Financial Statements are an integral part of these statements.

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2019	2018
ASSETS		
Current Assets:		
Cash	$65,980	$19,494
Clearing Firm Accounts	71,931	101,823
Other Receivables	16,108	7,626
Prepaid Expenses (Note 3)	12,372	12,294
Other Current Assets (Note 9)	13,024	41,724
Total Current Assets	179,415	182,961
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2019 and 2018 (Note 1,4)	-	-
Total Property and Equipment	-	-
Other Assets:		
Security Deposits (Note 5)	5,745	5,745
Total Other Assets	5,745	5,745
TOTAL ASSETS	185,160	188,706
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 9)	37,236	43,737
Accrued Expenses	12,345	16,026
Income Tax Payable	904	-
Total Current Liabilities	50,485	59,763
Stockholders' Equity:		
Common Stock (Note 7,9,11)	1,000	1,000
Preferred Stock (Note 11)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated deficit	(12,779)	(18,511)
Total Stockholders' Equity	134,675	128,943
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$185,160	$188,706

The Notes to Financial Statements are an integral part of these statements.